

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 30, 2008

VIA U.S. MAIL AND FAX (408) 542 - 3001

Peter V. Leigh
Chief Financial Officer
Omnivision Technologies, Inc.
1341 Orleans Drive
Sunnyvale, California 94089

      Re: Omnivision Technologies, Inc.
             Form 10-K for the year ended April 30, 2007
             Filed June 29, 2007
             File No. 000-29939

Dear Mr. Leigh:

      We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2007

Note 1 – Basis of Presentation, page 61

Revenue Recognition, page 65

1.   We note that for shipments to distributors under agreements allowing for returns or
        credits, you recognize revenue using the "sell-through" method. Under this method you
        defer revenue and the related costs of sale until the distributor resells the product to your
        end-user customer and you are notified in writing by the distributor of such sale. You
        reflect the amount billed to these customers less the cost of inventory shipped to but not
        yet sold by the distributor as deferred income. Please respond to the following:

        •   Tell us and revise future filings to disclose specifically why you defer the revenue
            related to these sales. For example, if true, you could disclose that you defer revenue
            because you cannot reasonably estimate returns or the amount of credits you may issue.

        •   Tell us how presenting both the deferred costs of sale and the deferred gross revenue
            within the 'Deferred income' liability caption of the balance sheet complies with
            paragraph 5 of FIN 39, which permits the offsetting of assets and liabilities only when a
            legal right of setoff exists.

        •   Describe to us the methodology, if any, employed to evaluate the asset associated with
            the deferred costs of sale for impairment and the authoritative literature in US GAAP on
            which you base that policy.

2.   Since distributors can return physical inventory to you and it appears that you may be
        unable to reasonably estimate the amount of the inventory that may be returned, please
        discuss your rationale under US GAAP for relieving inventory at the time of shipment to
        the distributor. Please reference the specific authoritative literature on which you have
        based your policy.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter with your response that keys
your responses to our comments and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments after
your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities and
Exchange Act of 1934 and that they have provided all information investors require for an

informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant